Amendment No. 2 to Series B Preferred Stock Purchase Warrant

AMENDMENT NO. 2 TO SERIES B PREFERRED STOCK PURCHASE WARRANT (“Amendment”) is made as of the ___ day of September, 2011 by and among Pressure BioSciences, Inc., a Massachusetts corporation (the “Company”) and the holder listed on the signature page attached hereto (the “Holder”).  Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Warrant (as defined below).

WHEREAS, the Holder currently holds Warrant No. C-[__] to purchase [__________] shares (the “Warrant Shares”) of Common Stock, $0.01 par value, of the Company (the “Common Stock”) as amended by Amendment No. 1 to Series B Preferred Stock Purchase Warrant (the “Warrant”).

WHEREAS, by Amendment No. 1 to the Series B Preferred Stock Purchase Warrant, the Warrants were previously amended to provide that, among other things, the Warrants would be exercisable for 10 shares of Common Stock for each share of Series B Convertible Preferred Stock for which such warrants were originally exercisable;

WHEREAS, the Warrant is due to expire on August 11, 2012 (the “Termination Date”), at which time the Warrant will terminate and no longer be exercisable;

WHEREAS, contingent upon the voluntary conversion of all of the shares of the Series B Convertible Preferred Stock, $0.01 par value (the “Preferred Stock”) held by the Holder, the Company and the Holder desire to (i) extend the Termination Date to August 12, 20161 and (ii) reduce the exercise price of the Warrant to from $[___]2 to $[___]3;

WHEREAS, Section 6(j) of the Warrant provides that the Warrant may be modified or amended or the provisions thereof waived with the written consent of the Company and the Holder; and

WHEREAS, the Holder is party to that certain Registration Rights Agreement dated November 18, 2009 by and among the Company and the purchasers named therein (the “Registration Rights Agreement”).

NOW, THEREFORE, in consideration of the Amendment and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned parties hereby agree to amend the Warrant as follows:

1. As of the Effective Date (as defined in Section 2 below), the Warrant is hereby amended as follows:

a. “Termination Date” as set forth in the first sentence of the Warrant shall mean August 12, 2016,1 or sooner in accordance with Section 3(b) or Section 5(b) of the Warrant.

b. Section 2(b) of the Warrant shall be amended and restated in its entirety as follows:

“b) Exercise Price. The exercise price per share of the Common Stock under this Warrant shall be $[___]4, subject to adjustment hereunder (the “Exercise Price”).”

c. Section 3(a) of the Warrant shall be amended and restated in its entirety as follows:

“a) Adjustments for Stock Splits. If the Company, at any time while this Warrant is outstanding: (A) subdivides outstanding shares of Common Stock into a larger number of shares, (B) combines (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (C) issues by reclassification of shares of the Common Stock any shares of capital stock of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted.  Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the effective date of such subdivision, combination or re-classification.”

2. Effective Date.  This Amendment shall be effective upon the earlier of (i) the date that the Holder voluntary converts all of the shares of Preferred Stock held by the Holder (the “Requisite Conversion”) or (ii) if the Holder does not hold any shares of Preferred Stock and has previously converted all shares of Preferred Stock originally purchased by the Holder directly from the Company, the date hereof (the “Effective Date”).

3. Conversion of Preferred Stock.  The Holder hereby notifies the Company, pursuant to Section B.4.3 of the Company’s Second Amended and Restated Certificate of Designation to the Company’s Restated Articles of Organization, as amended, that the Holder hereby elects to convert all of the shares of Preferred Stock held by the Holder.  The Holder shall deliver the original stock certificates representing such shares of Preferred Stock to the Company together with this Amendment.  The certificates representing the shares of Common Stock into which such shares of Preferred Stock are converted shall be issued in the names and amounts specified by the Holder on Schedule A hereto.

4. Expiration of Offer to Amend.  Notwithstanding anything to the contrary contained herein, this Amendment shall not become effective and shall have no force or effect if the Holder does not return a signed copy of this Amendment to the Company prior to September 26, 2011, or such later date as the Company may determine in its sole discretion.

5. Waiver of Registration Rights.  The Holder, for himself and all of his successors and assigns, hereby waives any and all rights to which the Holder is entitled under the Registration Rights Agreement as well as any other benefits or enforcement rights arising from, relating to, or contained in the Registration Rights Agreement to which he may be entitled in connection with any Registration (as defined in the Registration Rights Agreement) of the Company’s securities filed on or before the first anniversary of the date of this Amendment (collectively, the “Covered Registrations").  The Holder, for himself and all of his successors and assigns, hereby releases the Company from any and all of its obligations for the benefit of Holder arising from, or related to, the Registration Rights Agreement solely in connection with the Covered Registrations.

6. Payment of Dividends.  Within [60] days of the Requisite Conversion, the Company shall pay the Holder in cash an amount equal to any dividends accrued but unpaid on the shares of Preferred Stock so converted.

7. Amended and Restated Warrant.  Upon the request of the Holder and receipt by the Company of the original Warrant, the Company will provide the Holder with an Amended and Restated Warrant, reflecting the amendments described herein.

8. Full Force and Effect. Except as amended hereby, the Warrant shall remain in full force and effect in accordance with its original terms.

9. Governing Law.  This Amendment is governed by the laws of the Commonwealth of Massachusetts.

Remainder of Page Intentionally Left Blank

1 August 12, 2015 for Affiliates.

2 $2.38 for Tranche 1 investors or $2.88 for Tranche 2 investors.

3 $1.43 for Tranche 1 investors or $1.75 for Tranche 2 investors.

4 $1.43 for Tranche 1 investors or $1.75 for Tranche 2 investors.

IN WITNESS WHEREOF, the parties have executed this Amendment No. 2 to Series B Preferred Stock Purchase Warrant as of the date first written above.

PRESSURE BIOSCIENCES, INC.

By:_______________________________________
Name:             Richard T. Schumacher
Title:             President and Chief Executive Officer

HOLDER

By:

Holder:

Name of Signatory:

Title of Signatory:

Dated:

Schedule A

Direction for Issuance of Conversion Shares

Name	Number of Shares